UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-11176

CUSIP NUMBER:  400491106

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Grupo Simec, S.A.B. de C.V.
Full Name of Registrant

N/A
Former Name if Applicable

Calzada Lázaro Cárdenas 601
Address of Principal Executive Office (Street and Number)

Colonia La Nogalera, Guadalajara, Jalisco, Mexico 44440
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grupo Simec, S.A.B. de C.V. (the “Company”) hereby submits this Notification of Late Filing on Form 12b-25 concerning its Annual Report on Form 20-F for the fiscal year ending December 31, 2025 (the “Form 20-F”). The Company regrets its inability to file the Form 20-F within the designated timeframe due to ongoing additional procedures and analyses related to its disclosure, internal processes controls and the finalization of its financial statements for the year ended December 31, 2025. These procedures cannot be finalized by the prescribed due date without incurring unreasonable effort and expense.

The Company is diligently continuing these efforts to expedite the completion of the aforementioned procedures and anticipates filing the Form 20-F as promptly as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mario Moreno Cortez	011-52	333770-6700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its consolidated results of operations for the fiscal year ended December 31, 2025 will reflect a significant change from those of the fiscal year ended December 31, 2024. Net income decreased approximately 86%, from Ps. 10,481 million in 2024 to Ps. 1,495 million in 2025.

The decrease is principally attributable to foreign exchange effects rather than to a deterioration in operating performance. The Company recognized a net foreign exchange loss of approximately Ps. 3,607 million in 2025, compared to a net foreign exchange gain of approximately Ps. 5,556 million in 2024, driven primarily by the appreciation of the Mexican peso against the U.S. dollar (from Ps. 20.51 to Ps. 17.95 per U.S. dollar) on the Company's net U.S. dollar-denominated monetary position.

Operating performance remained substantially stable. Operating income decreased approximately 2% (from Ps. 5,301 million to Ps. 5,205 million) and EBITDA decreased approximately 1% (from Ps. 6,367 million to Ps. 6,287 million). Net sales decreased approximately 10%, reflecting lower shipments and average prices, while gross margin improved from 23% to 25% on lower scrap costs.

Please refer to the Company’s report on Form 6-K filed with the SEC on April 30, 2026 for more information on its financial condition and results of operations in 2025.

Grupo Simec, S.A.B. de C.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2026	By	/s/ Mario Moreno Cortez
Mario Moreno Cortez Coordinator of Finance

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